UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K

_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): November 12, 2009

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard, Covington, Kentucky 41011
(Address of principal executive offices)   (Zip Code)

P.O. Box 391, Covington, Kentucky 41012-0391
(Mailing Address)   (Zip Code)

Registrant's telephone number, including area code (859) 815-3333

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

<u>Item 7.01</u>. <u>Regulation FD Disclosure</u>

Ashland Inc.'s Senior Vice President and Chief Financial Officer, Lamar M. Chambers, is scheduled to speak at 3:15 p.m. this afternoon at the Longbow Research Third Annual Paper, Packaging and Chemicals Conference in Chicago. A copy of the supporting materials for this presentation is attached hereto as Exhibit 99.1, and incorporated herein by reference. The supporting materials provide summary information and are to be considered in the context of Ashland's filings with the Securities and Exchange Commission and other public announcements.

Ashland is furnishing this information pursuant to the Securities and Exchange Commission's Regulation FD. By filing this report on Form 8-K, Ashland makes no admission as to the materiality of any information in this report.

<u>Item 9.01</u>. <u>Financial Statements and Exhibits</u>

(d)   Exhibits

99.1   Presentation slides dated November 12, 2009.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

	ASHLAND INC.
	(Registrant)

November 12, 2009	/s/ David L. Hausrath
	David L. Hausrath
	Senior Vice President and
	General Counsel

EXHIBIT INDEX

99.1   Presentation slides dated November 12, 2009.



Third Annual Longbow Research
Paper, Packaging and Chemicals Conference
November 12, 2009

Lamar M. Chambers, Senior Vice President and Chief Financial Officer

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based upon a number of assumptions, including those mentioned within this presentation. Performance estimates are also based upon internal forecasts and analyses of current and future market conditions and trends; management plans and strategies; operating efficiencies and economic conditions, such as prices, supply and demand, and cost of raw materials; legal proceedings and claims (including environmental and asbestos matters); and weather. These risks and uncertainties may cause actual operating results to differ materially from those stated, projected or implied. Other risks and uncertainties include the possibility that the benefits anticipated from Ashland's acquisition of Hercules will not be fully realized; Ashland's substantial indebtedness may impair its financial condition; the restrictive covenants under the debt instruments may hinder the successful operation of Ashland's business; future cash flow may be insufficient to repay the debt; and other risks that are described in filings made by Ashland with the Securities and Exchange Commission (the "SEC"). Although Ashland believes its expectations are based on reasonable assumptions, it cannot assure the expectations reflected herein will be achieved. This forward-looking information may prove to be inaccurate and actual results may differ significantly from those anticipated if one or more of the underlying assumptions or expectations proves to be inaccurate or is unrealized or if other unexpected conditions or events occur. Other factors, uncertainties and risks affecting Ashland are contained in Ashland's periodic filings made with the SEC, including its Form 10-K for the fiscal year ended Sept. 30, 2008, and Forms 10-Q for the quarters ended Dec. 31, 2008, and March 31 and June 30, 2009, which are available on Ashland's Investor Relations website at http://investor.ashland.com or the SEC's website at www.sec.gov. Ashland undertakes no obligation to subsequently update or revise the forward-looking statements made in this presentation to reflect events or circumstances after the date of this presentation.

ASHLAND.

Strong Leadership Positions in the Markets We Serve

Ashland

Ashland Aqualon Functional Ingredients	Ashland Hercules Water Technologies	Ashland Performance Materials	Ashland Consumer Markets (Valvoline)	Ashland Distribution
#2 global producer of cellulose ethers	***#1 global producer of specialty papermaking chemicals***	***#1 global leader in unsaturated polyester resins and vinyl ester resins***	***#3 passenger-car motor oil and #2 quick-lube chain in the United States***	***#2 plastics and #3 chemicals distributor in North America***

ASHLAND

Corporate Profile

Pro Forma Ongoing EBITDA[1]
by commercial unit



Ashland
Distribution - 10%

Ashland
Aqualon Functional
Ingredients
24%

Ashland Consumer
Markets
34%

Ashland Hercules
Water Technologies
23%

Ashland
Performance
Materials
9%

NYSE Ticker Symbol:	ASH
Total Employees:	~14,700
Outside North America	33%
Number of Countries in Which Ashland Has Sales:	More than 100

- **56 percent of EBITDA comes from specialty chemicals**
  - **Nearly 25 percent from renewable materials**

[1] For the 12 months ended Sept. 30, 2009.

4

ASHLAND.

Trailing 12 Months Pro Forma[1]

Sales and Operating Revenue

By commercial unit


Ashland Aqualon Functional Ingredients 11%
Ashland Hercules Water Technologies 21%
Ashland Performance Materials 13%
Ashland Consumer Markets 19%
Ashland Distribution 36%

By geography


North America 68%
Europe 20%
Asia Pacific 8%
Latin America/ Other - 4%

~32 percent of total revenue comes from outside North America

[1] For the 12 months ended Sept. 30, 2009, including intersegment sales.

ASHLAND

Ashland Vision for the Future

> **To be a leading, global specialty chemicals company that is a market leader in all major businesses**

- **Building on three growth platforms**
  - Ashland Aqualon Functional Ingredients
  - Ashland Hercules Water Technologies
  - Ashland Performance Materials
- **Investing in two primary chemistries**
  - Water-soluble polymers
  - Thermoset resins

- **Sharing three common capabilities**
  - Application expertise
  - Formulation expertise
  - Polymerization expertise
- **Focusing on five key markets**
  - Paper and packaging
  - Personal care
  - Pharmaceutical
  - Construction
  - Transportation

ASHLAND.

Ashland Aqualon Functional Ingredients

A global leader in managing rheology of water-based systems

<u>For the 12 Months Ended Sept. 30, 2009</u>

Pro Forma Revenue: $0.9 billion

Pro Forma Ongoing EBITDA: $202 million

Pro Forma Ongoing EBITDA Margin: 22.4%

Business Overview	
Customers	• Diversified, global customer base
Products	• Broad product line based on renewable resources - Water-soluble polymers (cellulose ethers and guar derivatives) - Refined wood rosin and natural wood terpenes
Markets	• Water-based paints • Paper coatings • Construction • Oilfield (chemicals and drilling muds) • Regulated markets - Personal care - Food - Pharmaceuticals



Coatings 28%
Construction 20%
Energy & Spec. Solutions 23%
Regulated Industries 29%

Revenue by Market

Stumpwood Derivatives
MC 19%
Guar 9%
7%
6%
HEC 29%
CMC 16%
Other 14%
Klucel®

Revenue by Product

Latin America/ Other - 7%
Asia Pacific 17%
Europe 36%
North America 40%

Revenue by Geography

ASHLAND

Ashland Aqualon Functional Ingredients
Strategy

- Use leadership position in cellulose ethers
  to drive growth through product innovation
  and geographic expansion

- Invest in additional water-soluble polymers that can be
  leveraged across multiple growth platforms and markets

- Leverage deep customer relationships
  in core markets (coatings, construction,
  personal care and pharmaceutical) to introduce
  high-value complementary products

ASHLAND.

Ashland Hercules Water Technologies
A major global supplier of process and functional chemicals

For the 12 Months Ended Sept. 30, 2009
Pro Forma Revenue: $1.8 billion
Pro Forma Ongoing EBITDA: $198 million
Pro Forma Ongoing EBITDA Margin: 11.0%

Business Overview	

Customers/ Markets	• **Growth**
	  – Commercial and institutional – Packaging
	  – Food and beverage – Pulp
	  – Mining – Tissue/towel
	• **Base**
	  – Chemicals
	  – General manufacturing
	  – Printing and writing
	• **Opportunistic**
	  – Lubricants – Marine*/Other
	  – Municipal * Divested 8/31/09

Products/ Services	• Process chemicals: microbial and contaminant control, pulping aids, retention aids and defoamers • Utility water treatments • Functional chemicals: sizing/wet strength



Revenue by Market



Revenue by Product



Revenue by Geography

ASHLAND

Ashland Hercules Water Technologies
Strategy

- Build upon leadership in specialty papermaking chemicals through product-line extension and geographic expansion
- Extend best-in-class, market-focused business model to additional water-intensive verticals, leveraging core process chemical technologies
- Continue to optimize operational efficiency of high-volume functional chemical assets

Ashland Performance Materials

A global leader in specialty chemicals

<u>For the 12 Months Ended Sept. 30, 2009</u>

Pro Forma Revenue: $1.1 billion

Pro Forma Ongoing EBITDA: $77 million

Pro Forma Ongoing EBITDA Margin: 7.0%

Revenue by Market


Ind. Constr. 32%
Trans-portation 17%
Res. Constr. 10%
Pkg. & Converting 20%
Marine 9%
Infra-structure 12%

Revenue by Geography


North America 57%
Latin America/ Other - 7%
Europe 26%
Asia Pacific - 10%

Business Overview	
Customers	• Auto manufacturers; foundries; pipe and tank fabricators; packaging and converting; bathware, countertop and window lineal manufacturers; pipe relining contractors; boat builders; wide and narrow web printers
Products/ Services	• Composites and Adhesives - Unsaturated polyester resins - Vinyl ester resins - Gelcoats - Pressure-sensitive adhesives - Structural adhesives - Specialty resins • Casting Solutions - Foundry binder resins - Chemicals - Sleeves and filters - Design services
Markets	• Construction, packaging and con-verting, transportation, and marine

ASHLAND

Ashland Performance Materials
Strategy

- Use market insight and thermoset chemistry expertise to create innovative substitutes that are stronger, lighter and more resistant than traditional materials for transportation, construction and infrastructure markets

- Use leadership position in unsaturated polyester resins and vinyl ester resins to catalyze growth in Brazil, Russia, India and China

- Further build position in packaging and converting market, leveraging historical strength in high-end, solvent-based adhesives, while growing through new water-based and radiation-cured technologies

ASHLAND.

Ashland Consumer Markets: *A leading worldwide marketer of premium-branded automotive lubricants and chemicals*

For the 12 Months Ended Sept. 30, 2009
Pro Forma Revenue: $1.7 billion
Pro Forma Ongoing EBITDA: $288 million
Pro Forma Ongoing EBITDA Margin: 16.9%

Revenue by Market Channel

DIFM: Installer channel 29%

DIFM: Valvoline Instant Oil Change - 11%



Specialty/Other - 2%
Valvoline Int'l 20%
Do-It-Yourself 38%
Do-It-For-Me 40%

Revenue by Product Line

Chemicals - 7%
Antifreeze - 5%
Appearance products - 2%
Filters - 2%



Lubricants 84%

Business Overview	
Customers	• Retail auto parts stores and mass merchandisers who sell to consumers; installers, such as car dealers and quick lubes; distributors
Products/ Services	• Valvoline® lubricants and automotive chemicals • MaxLife® lubricants for high-mileage vehicles • SynPower® synthetic motor oil • Eagle One® and Car Brite® appearance products • Zerex® antifreeze • Valvoline Instant Oil Change® service
Market Channels	• Do-It-Yourself (DIY) • Do-It-For-Me (DIFM) • Valvoline International

ASHLAND.

Ashland Consumer Markets
Strategy

- Use superior consumer insight to create channel-focused solutions that leverage the Valvoline brand
- Build brand loyalty in key growth segments within D-I-Y channel, such as youth and Hispanics, through highly targeted advertising, promotions and programs
- Continue to deliver preferred customer experience in D-I-F-M channel through superior employee training, store traffic optimization, point-of-sale enhancements and highly targeted service offerings
- Develop and strengthen distribution network for both passenger-car and commercial lubricants in international markets

ASHLAND.

Ashland Distribution
A leading North American chemicals and plastics distributor

For the 12 Months Ended Sept. 30, 2009
Pro Forma Revenue: $3.0 billion
Pro Forma Ongoing EBITDA: $84 million
Pro Forma Ongoing EBITDA Margin: 2.8%

Revenue by Market



- Construction 23%
- Other 16%
- Trans-portation 14%
- Chemical Mfg. - 11%
- Paint & Coatings - 11%
- Retail Consumer - 8%
- Personal Care - 8%
- Medical - 6%
- Marine - 3%

Revenue by Product Line



- Plastics 39%
- Chemicals 49%
- Com-posites 9%
- Environmental Services/Other - 3%

Business Overview	
Customers	• Diversified customer base in North America and Europe
Products/ Services	• More than 28,000 packaged and bulk chemicals, solvents, plastics and additives • Comprehensive, hazardous and nonhazardous waste-management solutions in North America
Markets	• Construction • Transportation • Chemical manufacturing • Paint and coatings • Retail consumer • Personal care • Medical • Marine

ASHLAND.

Ashland Distribution
Strategy

- **Continue focus on efficiency to create highest-value channel for customers and suppliers**

- **Build best-in-class product offering by aligning with globally leading suppliers that:**
  - have low-cost production
  - can ensure continuity of supply
  - are investing in their business
  - are industry leaders in quality and reliability

- **Leverage Ashland's technical resources and asset network to provide mass market penetration for specialty products**

ASHLAND.

Recent Volume Trends



17

Fiscal Fourth Quarter 2009

Cost-Reduction Program Update

- **Achieved run-rate cost reductions of $355 million**
  - **$84 million achieved in Q4, including $51 million of selling, general and administrative expenses**

Cumulative Headcount Reductions


2000
1800
1600
1400
1200
1000
800
600
400
200
0
Q4 FY08
Q1 FY09
Q2 FY09
Q3 FY09
Q4 FY09
FY10E
Original Cost-Structure Initiatives
Hercules Integration
Other Initiatives

Annualized Run-rate Savings (in millions)


$450
$400
$350
$300
$250
$200
$150
$100
$50
$-
Q4 FY08
Q1 FY09
Q2 FY09
Q3 FY09
Q4 FY09
FY10E

ASHLAND

Investment Highlights

- **Among top 10 specialty chemicals companies worldwide**

- **Long-term investment opportunities within specialty chemicals businesses**

- **Continued emphasis on strong cash flow generation**
  - Generated free cash flow[1] of $831 million in FY 2009

- **Reduced debt by $1 billion since Hercules acquisition in November 2008**
  - Achieved targeted debt level

- **Improved business models, pricing processes and margin management**

- **Expect Consumer Markets' results to be much nearer 2009 record results than previous historical results**

[1] Free cash flow is defined as Cash Flows Provided by Operating Activities from Continuing Operations less Additions to Property, Plant and Equipment less Cash Dividends Paid.

ASHLAND.

Investment Highlights

- **Successfully integrated Hercules business**
  - Strong performance from Water Technologies
  - Cost-reduction targets achieved
- **$355 million in total Ashland run-rate savings achieved at September 30**
  - $400 million of total cost reductions, roughly two-thirds permanent
- **Ashland is well-positioned to leverage scale and outperform as the economy improves**

ASHLAND.